

Mail Stop 7010

January 2, 2008

Mr. James M. Zemlyak
Stifel Financial Corp.
501 N. Broadway
St. Louis, Missouri 63102-2188

RE: Stifel Financial Corp.   File #1-9305
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the period ended September 30, 2007

Dear Mr. Zemlyak:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief